ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax:404-881-7777

www.alston.com

April 19, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4462

100 F Street, N.E.

Washington, D.C. 20549

Re:	TMX Finance LLC

TitleMax Finance Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed March 30, 2011

File No. 333-172244 and -01 to -12

Mr. Schiffman:

This letter sets forth on behalf of our clients, TMX Finance LLC and TitleMax Finance Corporation (together, the “Company”), the responses of the Company to the comments of the Staff on the above-referenced Amendment No. 1 to the Registration Statement, as set forth in your letter dated April 13, 2011 to John W. Robinson, III, the President of TMX Finance LLC. For your convenience, the Staff’s comments are set forth in italics below, followed in each case by the Company’s response. Capitalized terms that are used but not defined in this letter have the respective meanings set forth in Amendment No. 2.

Pursuant to Rule 472, the Company is contemporaneously filing via EDGAR Amendment No. 2 to the Registration Statement principally in response to the Staff’s comments, including a marked version of Amendment No. 2 that shows all changes from Amendment No. 1. The Company is also delivering one marked version of Amendment No. 2 and a copy of the exhibits to Amendment No. 2 by courier to Mr. David Lin of the Staff.

1.	We note your response to prior comment 12 of our letter dated March 11, 2011. You may recommend that investors consult their own tax advisors as to particular tax consequences but may not disclaim responsibility for the tax disclosure in the prospectus. Please remove the words “and therefore is not tax advice” from the first sentence in the

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Mr. Todd K. Schiffman

April 19, 2011

bold-face paragraph on page 123.

Response. The words “and therefore is not tax advice” has been removed from the first sentence in the bold-face paragraph on page 123.

2.	It appears that schedule 1 has not been included in exhibit 10.5. Please refile the exhibit in its entirety.

Response. Exhibit 10.5 is being re-filed in its entirety, including Schedule 1.

The only other changes reflected in Amendment No. 2 are to more clearly distinguish throughout between (1) the parent holding company, TMX Finance LLC, and/or TitleMax Finance Corporation as the issuer and/or co-issuer of the notes, and (2) TitleMax Finance LLC, TitleMax Finance Corporation and their subsidiaries on a consolidated basis. Additionally, in accordance with our letter dated March 30, 2011 to you in response to the Staff’s comments on Amendment No. 1, we have filed our legal opinions as Exhibit 5.1 and Exhibit 8.1 without the statement that such opinions are “as of the date hereof” and we have filed updated consents of the two accounting firms as Exhibit 23.1 and Exhibit 23.2.

The Company hopes to launch the exchange offer at 12:01 a.m. on Monday, April 25, 2011 and, therefore, to file a request to accelerate the effective date of the Registration Statement to no later than 5:30 p.m. on Friday, April 22nd. To enable the Company to meet this schedule, we would appreciate the Staff letting us know as soon as possible whether or not the Staff expects to issue any further comments on the Registration Statement and whether the Company may immediately proceed to file its request for acceleration.

If the Staff has any questions regarding the foregoing, please call me at (404) 881-7823.

Sincerely,

/s/ M. Hill Jeffries

M. Hill Jeffries

cc:	John W. Robinson, III, TMX Finance LLC

Donald E. Thomas, TMX Finance LLC

E. M. Thomas IV, TMX Finance LLC

Robert Parks, TMX Finance LLC

Morris R. Marshburn, McGladrey & Pullen, LLP

Jeffery C. Bryan, Dixon & Hughes PLLC

Marvin A. Fentress, Gray & Pannell LLP

David M. Armitage, Bryan Cave LLP

Christopher S. Tuten, Alston & Bird LLP